DAVIS POLK & WARDWELL

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450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT
212-450-6141

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SEC MAIL PROCESSING
RECEIVED
OCT 21 2005
WASH, D.C. 198 SECTION

File No. 82-5151

October 21, 2005

Re: **Telefonica Data Brasil Holding S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

PROCESSED
OCT 25 2005
THOMSON
FINANCIAL

Ladies and Gentlemen:

On behalf of Telefônica Data Brasil Holding S.A. (the "**Company**"), a corporation organized under the laws of the Federative Republic of Brazil and in connection with the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- The Minutes of the 4th Extraordinary General Shareholders' Meeting, dated October 20, 2005.

Please stamp the enclosed copy of this letter date and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-6141.

Very truly yours,

Matthew Telford

Matthew Telford
Legal Assistant

Enclosure

dlw 10/24

Telefónica

TELEFÔNICA DATA BRASIL HOLDING S.A.

The Minutes of the 4th Extraordinary General Shareholders' Meeting

October 20, 2005 (02 pages)

For more information, contact:

Daniel de Andrade Gomes
TDBH, São Paulo, Brazil
Tel: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: dgomes@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo, Brazil - October 20, 2005) Telefônica Data Brasil Holding S.A. (NYSE: TDBPY; BOVESPA: TDBH) hereby informs the Minutes of the 4th Extraordinary General Shareholders' Meeting held on October 20, 2005.

1. Date, Time and Venue of the Meeting: October 20, 2005, at 15:00 hours, at the Company's headquarters located at Avenida Brigadeiro Faria Lima 1188, auditorium, in the Capital of the State of São Paulo, Brazil.

2. Call Notice: The meeting was called upon publication of first call notice in the newspapers "Diario Oficial do Estado de São Paulo", issues of October 05, 06 and 07, 2005 and "Valor Econômico", issues of October 05, 06 and 07-09, 2005

3. Agenda: To appoint members of the Board of Directors, by the general vote of the common shareholders, as replacement and complementing the current mandates.

4. Attendants: Shareholders of the Company representing more than 2/3 (two thirds) of its voting capital were present thus reaching the legal quorum to install and to deliberate the subjects in the agenda, in conformity with the records and signatures in the Shareholders Attendance Registry Book No. 1, page 13-overleaf. It was also registered the attendance of Mr. Nelson Patrício Reis, Sales Executive of Telefônica Empresas S.A.

5. Presiding Officers: Mr. Nelson Patrício Reis – Chairman and Mr. João Paulo Rossi Júlio – Secretary.

6. Resolutions: The attendant shareholders elected new Directors by the unanimous vote of the owners of the common shares, as replacement of Mr. Eduardo Fernando Caride and Antonio Pedro de Carvalho Viana-Baptista (whom also signs as Antonio Viana-Baptista) and to complement the current mandate expiring on the date of the General Shareholders' Meeting of 2007. The elected Directors were the following: Mr. **Cláudio Muñoz Zúñiga**, Chilean, married, engineer, holder of passport # B0309451, resident in the city of Madrid, Spain, residential address at Nutria 2, Alcobendas, and Mr. **José Ramón Vela Martínez**, Spanish, married, engineer, holder of passport # AA923022, resident in the city of Madrid, Spain, residential address at Hoyarrasa 53, La Moraleja, 28109, Alcobendas.

All the Directors now elected will take office according to the article 146, paragraph 2 of the Law 6404/76. Their respective resumés were presented and it was informed that none of them where legally impaired to take office and are enabled to sign the declaration established by the CVM Instruction # 367, dated as of May 29, 2002.

Therefore, the composition of the Board of Directors of the Company, all members with mandate expiring on the date of the General Shareholders' Meeting of 2007, are: **Cláudio José Carvalho de Andrade, Claudio Muñoz Zuñiga, Fernando Xavier Ferreira; Manoel Luiz Ferrão de Amorim; Roberto José Maris de Medeiros; Javier Nadal Ariño, José Ramón Vela Martínez; Juan Carlos Ros Brugueras; and, Bernardo Quinn.**

7. Closing of the meeting: Once the Agenda of the meeting was covered, the President closed the meeting. The present minutes were drawn up as a summary of events, according to the paragraph 1 of the article 130 of the Law 6404/76. After the meeting, the minutes were read and then approved and signed by the attendants.

São Paulo, October 20, 2005

Signatures
Nelson Patrício Reis – Chairman
João Paulo Rossi Júlio - Secretary

Represented by Mr. João Paulo Rossi Júlio:
TELEFÔNICA DATA DO BRASIL LTDA.
TELEFONICA INTERNACIONAL S.A.
TELEFÓNICA S.A.